BRACKETT PRODUCTION LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

(Unaudited)

BRACKETT PRODUCTION, LLC

For the Years Ended December 31, 2018 AND 2017

TABLE OF CONTENTS



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE MEMBER
BRACKETT PRODUCTION, LLC

We have reviewed the accompanying financial statements of Brackett Production, LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, member's equity, and cash flows for the year ended December 31, 2018 and the period from May 11, 2017 (date of inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
December 13, 2019

Akron | 3320 West Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

BRACKETT PRODUCTION LLC
Balance Sheets

| | As of December 31, | |
	2018	2017
ASSETS		
Cash	$ 145	$ 1,790
Total current assets	145	1,790
Intangible assets	84,149	36,779
Total Assets	$ 84,294	$ 38,569
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)		
Member's equity		
Common units	101,952	50,476
Retained deficit	(17,658)	(11,907)
Total member's equity	84,294	38,569
Total Liabilities and Member's Equity (Deficit)	$ 84,294	$ 38,569

See the accompanying Independent Accountants' Review Report and notes.

BRACKETT PRODUCTION LLC
Statements of Operations

	Year Ended December 31,	
	2018	**2017**
Revenue	$ -	$ -
Total net revenue	-	-
Operating expenses:		
Bank fees	275	10
Legal fees	-	10,000
Travel	476	1,897
Web development	5,000	-
Total operating expenses	5,751	11,907
Net loss	$ (5,751)	$ (11,907)

BRACKETT PRODUCTION LLC
Statements of Member's Equity (Deficit)

	Common units	Retained deficit	Total
Balance, May 11, 2017	$ -	$ -	$ -
Capital contributions (Unaudited)	50,476	-	50,476
Net loss (Unaudited)	-	(11,907)	(5,751)
Balance, December 31, 2017	$ 50,476	$ (11,907)	$ 44,725
Capital contributions (Unaudited)	51,476	-	51,476
Net loss (Unaudited)	-	(5,751)	(11,907)
Balance, December 31, 2018	$ 101,952	$ (17,658)	$ 84,294

See the accompanying Independent Accountants' Review Report and notes.

BRACKETT PRODUCTION LLC
Statements of Cash Flows

		Year Ended December 31,	
		2018	2017
Cash flows from operating activities:			
Net loss	$	(5,751) $	(11,907)
Cash flow from operating activities		(5,751)	(11,907)
Cash flows from investing activities:			
Development of intangible assets		(47,370)	(36,779)
Cash flow from investing activities		(47,370)	(36,779)
Cash flows from financing activities:			
Proceeds from capital investments by member		51,476	50,476
Cash flow from financing activities		51,476	50,476
Net increase (decrease) in cash		(1,645)	1,790
Cash, beginning of period		1,790	-
Cash, end of period	$	145 $	1,790

See the accompanying Independent Accountants' Review Report and notes.

BRACKETT PRODUCTION LLC
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 2018 and 2017

1. ORGANIZATION AND PURPOSE

Brackett Production LLC (the "Company"), an Indiana limited liability company, is an early-stage company producing a film based on the book "Winning: From Walk-On to Captain, in Football and Life" by Gary Brackett. The Company was formed in May 2017. The Company is in the pre-film production stage.

All amounts related to the years ended December 31, 2018 and December 31, 2017 are unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week year ending on December 31.

c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

d) Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

e) Intangible Assets

Intangible assets consist primarily of pre-film direct production costs including script, trailer production, and other direct film costs that are capitalized and amortized using the individual-film-forecast-computation method as per FASB Accounting Standards Codification ("ASC") Section 926-20, *Entertainment – Films – Other Assets – Film Costs*. The Company has not completed production of the film, and as such intangible assets have not commenced amortization. For the years ended December 31, 2018 and December 31, 2017, intangible assets were $84,149 and $36,779 respectively.

See the accompanying Independent Accountants' Review Report.

f) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and contracts related to pre-film production. Legal fees were $0 and $10,000 for the years ended December 31, 2018 and December 31, 2017, respectively.

3. MEMBER'S EQUITY

Membership interests in the Company are represented by only one-unit class; common units. As of December 13, 2019, there have been no distributions made to the Member.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions from December 31, 2018 through December 13, 2019, the date these financial statements were available to be issued. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, *Subsequent Events*.

See the accompanying Independent Accountants' Review Report.